SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April, 2006
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F x	Form 40-F

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes	No x

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2006
THE MAKITA GROUP
MANAGEMENT POLICIES
OPERATING RESULTS AND FINANCIAL POSITION
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
SIGNIFICANT ACCOUNTING POLICIES
OPERATING SEGMENT INFORMATION
MARKETABLE SECURITIES AND INVESTMENT SECURITIES
DERIVATIVES TRANSACTIONS
NET SALES BY PRODUCT CATEGORIES
OVERSEAS SALES BY PRODUCT CATEGORIES
EARNINGS PER SHARE
SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By:	/s/ Masahiko Goto

(Signature)
Masahiko Goto
President
Date: April 28, 2006

Makita Corporation

Consolidated Financial Results
for the year ended March 31, 2006
(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2006
April 28, 2006
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
Date of Board Meeting: April 28, 2006
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.)
1. Results of the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) CONSOLIDATED FINANCIAL RESULTS
	Yen (million)
	For the year ended			For the year ended
	March 31, 2005			March 31, 2006
			%			%

Net sales	194,737		5.8	229,075		17.6
Operating income	31,398		113.6	45,778		45.8
Income before income taxes	32,618		101.7	49,143		50.7
Net income	22,136		187.8	40,411		82.6
	Yen

Net income per share:
Basic		153.89			281.15
Diluted		148.76			281.15
Ratio of net income to shareholders’ equity		10.7%			16.6%
Ratio of income before income taxes to total assets		11.5%			16.0%
Ratio of income before income taxes to net sales		16.7%			21.5%

Notes:	1.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): Not applicable
	2.	Average number of shares outstanding:

Year ended March 31, 2006:	143,736,927
Year ended March 31, 2005:	143,844,383

3.	Change in accounting policies: Not applicable
4.	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the previous year.

(2) CONSOLIDATED FINANCIAL POSITION
	Yen (million)
	As of	As of
	March 31, 2005	March 31, 2006
Total assets	289,904	326,038
Shareholders’ equity	219,640	266,584
Shareholders’ equity ratio to total assets (%)	75.8%	81.8%

Yen
Shareholders’ equity per share	1,527.64	1,854.99

Note:	Number of shares outstanding:
	As of March 31, 2006:	143,711,766
	As of March 31, 2005:	143,777,607

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(3) CONSOLIDATED CASH FLOWS
	Yen (million)
	For the year ended	For the year ended
	March 31, 2005	March 31, 2006
Net cash provided by operating activities	16,842	25,067
Net cash provided by investing activities	154	7,655
Net cash used in financing activities	(16,177)	(19,548)
Cash and cash equivalents, end of year	25,384	39,054

(4)	SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidated subsidiaries: 45 subsidiaries
Non-consolidated subsidiaries accounted for under the equity method: Not applicable
Affiliated companies accounted for under the equity method: Not applicable

(5)	CHANGE IN SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidation (Newly included): 2 Consolidation (Excluded): 1 Equity method: Not applicable

2. Consolidated forecast for the year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)
	Yen (million)
	For the six months ending	For the year ending
	September 30, 2006	March 31, 2007
Net sales	118,000	240,000
Income before income taxes	19,500	39,300
Net income	13,400	27,000

		Yen

Net income per share		187.88

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

THE MAKITA GROUP
     The Makita Group is comprised of 46 companies (Makita Corporation and 45 consolidated subsidiaries.) The Makita Group mainly manufactures and sells electric power tools.
     The Makita Group is outlined as follows:

Customers
Overseas sales subsidiaries: 32
Makita U.S.A. Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Benelux B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. z o.o. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries: 19
Domestic
Makita Corporation
Manufacturing subsidiary
Makita Ichinomiya Corporation (Manufacture of woodworking machines)
Other subsidiaries: 2
Overseas sales and manufacturing subsidiaries: 4
Makita Canada Inc.
Dolmar GmbH (Germany) (Manufacture and sales of garden tools)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 4
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd. (China)
Makita EU S.R.L. (Romania) Commencement of production: Spring 2007 (Scheduled)
Other overseas subsidiaries: 2
Makita International Europe Ltd. (U.K.) (Coordination of our overall operations in Europe)
Euro Makita Corporation B.V. (The Netherlands) (Financing subsidiary in Europe)
Supply finished goods
Supply parts

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

MANAGEMENT POLICIES
1.	Basic Policies

Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. In order to achieve this, the Company has established strategic business approaches and quality policies such as “Managing to take good care of our customers,” “Proactive, sound management and symbiosis with society,” and “Emphasis on a trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” The Company aims to generate solid profitability so that it can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies.

2.	Basic Policy Regarding Profit Distribution

Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. In addition, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Makita continues to consider repurchases of its outstanding shares in light of trends in stock prices. In February of 2006, the Company retired 4 million shares of treasury stock for which it anticipated no immediate use.

Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

3.	Policy Regarding Reducing the Basic Trading Unit of Shares

To expand the number of individual investors holding Makita shares and increase share liquidity, effective October 3, 2005 Makita reduced the size of its stock trading unit from 1,000 to 100.

As a result, the current number of company shareholders for the fiscal year ended March 2006 was 12,342. This represents an increase of 21% over the 10,200 shareholders for the fiscal year ended March 2005.

4.	Target Management Indicators

The Makita Group believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. The Group’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.

5.	Medium-to-Long-Term Management Strategy and Issues to Be Addressed

Makita furthers its basic strategy of concentrating corporate assets in Makita’s core business, which is principally power tools for professional use, by working to increase its sales and profitability in this business based on the solid foundation of Makita strong “high quality” brand and extensive domestic and overseas marketing and service networks.

We are in the process of improving our sales and service structures by further strengthening local subsidiaries in our overseas markets, as well as upgrading and expanding our Chinese factories to enhance the cost competitiveness of our production activities. Meanwhile, in Europe, where sales have transitioned very favorably with the appreciation of the Euro and the growth in the Eastern European and Russian economies, we are reducing shipping costs through the establishment of a new base of production in the cost-effective Romania, and taking measures aimed at reducing the risks associated with foreign exchange and a geographically concentrated production. Also, by increasing its capabilities for developing new products that satisfy professional users and maintaining its brand image, Makita is striving to be what it refers to as a “Strong Company”, or, in other words, a company that can earn and maintain worldwide market leadership in markets for professional-use power tools. In this way, Makita is striving to be such a “Strong Company” and achieve improved performance.

6.	Parent Company and Other Matters

Not applicable

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OPERATING RESULTS AND FINANCIAL POSITION
1.	Results of Operations

(1)	Operations and Results during the Year Under Review

Looking at the overseas economic circumstances for the period under review, the U.S. economy showed a gradual expansion as personal consumption and capital investment remained firm. In Europe, personal consumption did not see a full-fledged recovery, but indications of a gradual recovery were evident as exports held firm and the Eastern European and Russian economies stabilized and expanded. In Asia, growth rates slowed in some areas, but the region’s overall economic growth remained high, especially in China where exports were brisk. The Japanese economy experienced gradual recovery as capital investment increased along with the recovery in corporate profitability, and there was also an improvement in personal consumption and employment.

Under these conditions, the Makita Group worked diligently to develop high-value-added products that are precise in fitting the needs of users. By combining lithium ion batteries with the Company’s proprietary optimum charging system, Makita created a series of rechargeable products featuring small size and high output, and released new products such as rotary hammers featuring newly developed low-vibration designs.

In regard to consolidated results for the period under review, net sales rose 17.6% over the same period of the previous fiscal year, to 229,075 million yen. This was the first time sales exceeded 200 billion yen. Year-on-year, sales in Japan rose 5.6%, to 41,600 million yen, as a result of the robust performance of newly introduced rechargeable power tools. Overseas sales expanded 20.7%, to 187,475 million yen, principally due to steady performance in the European markets, as well as the increase in sales that occurred in North American markets, which employed lithium ion battery based products as the centerpiece of their Christmas sales campaigns targeting major home centers. As a result, overseas sales accounted for 81.8% of net consolidated sales for the period.

Examining overseas sales by individual region, year-on-year sales were up 20.3% in Europe, to 90,504 million yen, 23.9% in North America, to 47,673 million yen, 4.0% in Asia, to 16,993 million yen, and 27.9% in other regions, to 32,305 million yen.

With regard to earnings, in addition to the cost to sales ratio improving owing to the impact of a stronger Euro, as a special factor, there was the resolution of the golf course rehabilitation issue followed by a gain from the sale of this business amounting to approximately 8.5 billion yen. Accordingly, year-on-year operating income climbed 45.8%, to 45,778 million yen, and earnings before income taxes increased 50.7% for the same period, to 49,143 million yen. In addition, a deferred tax asset resulting from an impairment charge recorded against our golf course business during the fiscal year ended March 2004, was not recognized at that time as we did not consider it to be more likely than not recoverable. However, following the completion of the civil rehabilitation proceedings and the sale of our golf course business, we determined the previously unrecognized deferred tax asset to be recoverable and recognized a tax benefit. As a consequence, net income for the current period was 40,411 million yen, exceeding the previous year by 82.6%.

To strengthen its position in the automatic nailer business as a comprehensive supplier of tools for professional use, Makita acquired the automatic nailer business of Kanematsu-NNK Corp. as of January 1, 2006 for a total of 1,754 million yen. In acquiring this business, Makita assumed no liabilities whatsoever for liabilities related to the issue regarding Kanematsu-NNK’s falsification of certificates.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(2)	Outlook for the Year Ending March 31, 2007
     With regard to the outlook for the future, while the domestic economy is shrugging off deflation and heading for recovery, we anticipate that harsh conditions will continue. Given the escalation of raw material prices, including that for crude oil, and with the increasing trend to employ prefab/precut materials in residential construction, the demand for power tools will decline. A number of uncertainties also remain in the business environment. In addition to the global trend in interest rate hikes, there are also concerns about the US economy, where we are starting to see a decline in personal consumption. There are also concerns regarding the future course of Asia, where changes in the economy tend to be severe.
     In light of this outlook, Makita will continue working to improve its performance by expanding its share of the professional-use tool market, and it will seek to accomplish this by bolstering its marketing and service networks and developing high-value-added products.
     The outlook for the year ending March 31, 2007 is as follows:
•	Competition will intensify in the global market for professional power tools, including the Japan and North American markets.

•	Performance in the European market will be stable as the Company sustains its competitiveness.

•	Chinese power tool manufacturers will work to expand their positions primarily in the Asian markets.

•	Demand for high-value-added products in the industrialized nations will continue.

•	The automatic nailer business acquired through a business transfer will contribute on a full-term basis.
     Based on these and other factors, Makita has prepared the following performance forecast.
Forecast for the Year Ending March 31, 2007

	Yen (million)
	For the six months ending	For the year ending
	September 30, 2006	March 31, 2007

Consolidated Basis:
Net sales	118,000	240,000
Operating income	19,000	38,300
Income before income taxes	19,500	39,300
Net income	13,400	27,000

Non-consolidated Basis:
Net sales	55,300	112,000
Operating income	7,100	15,400
Ordinary profit	16,100	26,200
Net income	11,300	18,000

     Assumption
          The above forecast is based on the assumption of exchange rates of 113 yen to US$1 and 140 yen to 1 Euro.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

     Our forecasts for dividends are as follows:

	For the year ended	For the year ending
	March 31, 2006	March 31, 2007
	(Results and Forecast)	(Forecast)
Cash dividend per share for the interim period	19 yen	19 yen
	(With a special dividend	(With a special dividend
	of 10 yen)	of 10 yen)
Cash dividend per share for the second half	38 yen	(Note)
(With a special dividend
of 29 yen)
Total cash dividend per share for the year	57 yen	(Note)
(With a special dividend
of 39 yen)

Note
The Board of Directors plans to meet in April 2007 for a report on earnings for the year ending March 31, 2007. At such time, in accordance with the Basic Policy Regarding Profit Distribution on page 4, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income, with a lower limit for the annual dividend set at 18 yen per share. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2007. However, if special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.
* The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special factors).
FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2.	Cash Flows and Financial Ratios
     Total cash and cash equivalents (cash) at the end of year totaled 39,054 million yen, up 13,670 million yen from the end of the previous year.
(Net Cash Provided by Operating Activities)
     As outlined in the Operations and Results During the Year Under Review section above, strong performance resulted in net cash from operating activities amounting to 25,067 million yen.
(Net Cash Provided by Investing Activities)
     Net cash from investing activities amounted to 7,655 million yen. Although the Company made capital expenditures, principally for metal molds for new products and the construction of new facility at the Okazaki plant, this cash outflow was more than offset by proceeds from the sale of securities.
(Net Cash Used in Financing Activities)
     Net cash used in financing activities amounted to 19,548 million yen, as the Company repaid a portion of the deposits of members of the golf course subsidiary undergoing civil rehabilitation and made dividend payments.

Financial Ratios
	As of (year ended) March 31,
	2002	2003	2004	2005	2006
Operating income to net sales ratio	3.5%	7.1%	8.0%	16.1%	20.0%
Equity ratio	66.6%	65.5%	69.5%	75.8%	81.8%
Equity ratio based on a current market price	45.1%	43.5%	69.3%	97.1%	160.0%
Debt redemption (years)	1.4	0.8	0.7	0.5	0.1
Interest coverage ratio (times)	20.8	40.4	47.8	28.4	54.7

Definitions
Operating income to net sales ratio: operating income/net sales
Equity ratio: shareholders’ equity/total assets
Equity ratio based on a current market price: total current market value of outstanding shares/total assets
Debt redemption: interest-bearing debt/net cash inflow from operating activities
Interest coverage ratio: net cash inflow from operating activities/interest expense
Notes
1.	All figures are calculated based on a consolidated basis.

2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting treasury stock.)

3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.
3.	Risk factors
     Among the various risk factors that may have an effect on the management performance and financial position of the Makita Group, those that are believed likely to have a material impact on investor judgment are described below.
Note that items referring to the future reflect the Makita Group’s forecasts and assumptions as of March 31,2006.
(1)	Makita’s sales are affected by the levels of construction activities and capital investments in its markets.
The demand for power tools, Makita’s main products, is affected to a large extent by the levels of construction activities and capital investments in the relevant regions. Generally speaking, the levels of construction activities and capital investment depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita’s activities, including Japan, North America, Europe, and Asia, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(2)	Geographic concentration of Makita’s main facilities may have adverse effects on Makita’s business activities. Makita’s principal management functions, including its headquarters, Information system center, and the companies on which it relies on for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 76% of Makita’s total production volume on a consolidated basis during the year under review. Due to this geographic concentration of Makita’s major functions, including plants and other operations in Japan and China, Makita’s performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, emerging infectious diseases, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita’s consolidated financial condition and results of operations may be adversely affected.

(3)	Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.
Makita derives a majority of its sales in markets located outside of Japan, including North America, Europe, Asia, Oceania, the Middle East, and emerging markets such as Russia and Eastern Europe. During the year under review, approximately 82% of Makita’s consolidated net sales were derived from products sold overseas. The high percentage of overseas sales gives rise to a number of risks. In the event that these assumed risks occur, they may have a material adverse impact on Makita’s consolidated financial condition and results of operations. Such risks include the following:
1.	Unexpected changes in laws and regulations;

2.	Disadvantageous political and economic factors;

3.	The outflow of technical know-how and knowledge due to personnel turnover enabling Makita’s competitors to strengthen their position;

4.	Potentially unfavorable tax systems; and

5.	Terrorism, war, and other factors that lead to social turbulence.
(4)	Environmental or other government regulations may have a material adverse impact on Makita’s business activities.
Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries in which Makita operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any news or amended regulations may also result in significant increases in overall costs.
Beginning on July 1, 2006, a European directive entitled “Restriction of the Use of Certain Hazardous Substances” (“RoHS”) takes effect which forbids the sale in EU member countries of products containing six toxic substances, including lead. In addressing RoHS, we have abolished nearly all restricted substances through the cooperation of our parts suppliers. In addition, the Makita Group itself is constantly reinforcing its system for inspecting parts as they are delivered and has addressed this issue nearly fully at the present time. However, if Makita’s suppliers have not fully shifted to alternative materials and Makita is not able to detect the presence of the forbidden substances, then, if these substances are confirmed within the EU, Makita may face a number of risks, including the need to replace the defective parts, conduct recalls, and sustain damage to its brand image. In such cases, Makita’s consolidated financial condition and results of operations may be adversely affected.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(5)	Currency exchange rate fluctuations may adversely affect Makita’s financial results.
The functional currency for all of Makita’s significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita’s subsidiaries around the world are translated into yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita’s operating results, assets, liabilities and shareholders’ equity are affected by fluctuation in values of the Japanese yen against these local currencies.
Sales denominated in foreign currencies account for approximately 75% of Makita’s consolidated net sales during the year under review, and, accordingly, Makita’s operating income is significantly affected by foreign exchange fluctuations.
In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the U.S. dollar, the euro, and the yen, Makita engages in hedging transactions. Makita is also increasing the percentage of products that it manufactures in China, which has resulted in an increase in foreign-currency denominated production costs. While Makita believes that such measures may help reduce the impact of some exchange rate fluctuations, it cannot assure you that it will be able to successfully hedge its exchange rate risks. In addition, medium-to-long-term fluctuations of exchange rates may make it difficult for Makita to execute procurement, production, logistics, and sales activities as planned and may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(6)	Fluctuations in stock market prices may adversely affect Makita’s financial statements.
Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities on its consolidated financial statements. The values of these investments are influenced by fluctuations in the quoted market prices. A significant depreciation in the value of these securities will have an adverse impact on Makita’s consolidated financial condition and results of operations.

(7)	If Makita cannot respond to changes in construction method and trends in demand, Makita’s sales may be materially and adversely affected.
In recent years, market trends in demand for various power tools have been changing significantly due to the adoption of new construction methods, especially in Japan. For example, as prefabricated housing construction becomes more common, the use of cutting tools at construction sites has been decreasing substantially, while demand for fastening tools has increased. If Makita does not or is unable to respond to these rapid shifts in demand for various power tools, Makita’s sales may decline and this may have an adverse effect on Makita’s consolidated financial condition and results of operations.

(8)	The rapidly growing presence of China-based power tool manufacturers may harm Makita’s sales results.
In recent years, power tool companies in China have expanded their presence in the world market. In particular, in certain markets in Asia where purchasing power is relatively low, competition with power tools made in China has intensified, with respect to lower end products. As the technology of Chinese power tool manufacturers improves, competition in the markets for high-end products for professional use may also intensify. As a result, Makita’s market share, consolidated financial condition and results of operations may be adversely affected.

(9)	If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.
Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the good reputation of the MAKITA brand, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer capable of quickly developing new products that meet the changing needs of the market for high-end, professional users, it may have an adverse impact on Makita’s consolidated financial condition and results of operations.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(10)	If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.
Makita has a number of significant customers. If Makita loses these customers and is unable to develop new sales channels to take their place, sales may decline and have an adverse impact on Makita’s business performance and financial position. In addition, if major customers of Makita select power tools and other items made in China and sell them under their own brand for professional use, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(11)	If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.
Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Purchases of production-use materials from Chinese manufacturers have increased in recent years. When launching new products, sales commencement dates can slip if Chinese manufacturing technology does not satisfy our demands, or if it takes an inordinate amount of time in order to satisfy our demands. There is a concern that this can result in lost sales opportunities. Makita purchases some of its component parts from sole suppliers. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita’s consolidated financial condition and results of operations.

(12)	When the procurement of raw materials used by the Company becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.
In manufacturing power tools, Makita Group purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. When sufficient amounts of these materials and parts are not available for purchase, this may have an impact on the Group’s production schedules. In addition, the rise in crude oil prices in recent years has been a factor leading to increases in the prices of production materials. When these price increases are greater than Makita can absorb by increasing productivity or though other internal efforts and the prices of final products cannot be raised sufficiently, such circumstances may have a detrimental effect on the performance and financial position of the Makita Group.

(13)	Product liability litigation or recalls may harm Makita’s financial statements and reputation.
Makita manufactures a wide range of power tools at factories worldwide according to ISO internationally accepted quality control standards. However, Makita cannot be certain that all of its products will be free of defects nor that if will not be subject to product recalls in the future. A large-scale recall or a substantial product liability suit brought against Makita may result in severe damage to Makita’s brand image and reputation. In addition, a major product recall or product liability lawsuit is likely to be very costly and would require a significant amount of management time and attention. Any of these occurrences may have a major adverse impact on Makita’s consolidated financial condition and results of operations.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of March	As of March	Increase
	31, 2005	31, 2006	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	25,384	39,054	13,670
Time deposits	7,867	1,845	(6,022)
Marketable securities	57,938	47,773	(10,165)
Trade receivables- Notes	1,687	1,936	249
Accounts	38,997	46,074	7,077
Less- Allowance for doubtful receivables	(1,178)	(1,016)	162
Inventories	66,003	79,821	13,818
Deferred income taxes	3,831	3,661	(170)
Prepaid expenses and other current assets	7,363	8,621	1,258

Total current assets	207,892	227,769	19,877

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	17,673	17,737	64
Buildings and improvements	51,085	55,470	4,385
Machinery and equipment	73,356	74,501	1,145
Construction in progress	790	2,340	1,550

	142,904	150,048	7,144
Less- Accumulated depreciation	(90,080)	(90,845)	(765)

	52,824	59,203	6,379

INVESTMENTS AND OTHER ASSETS:
Investment securities	22,106	30,439	8,333
Deferred income taxes	390	698	308
Other assets	6,692	7,929	1,237

	29,188	39,066	9,878

	289,904	326,038	36,134

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2005	March 31, 2006	(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,060	1,728	(7,332)
Trade notes and accounts payable	10,574	13,908	3,334
Accrued payroll	7,695	8,224	529
Club members’ deposits	12,836	—	(12,836)
Accrued expenses and other	12,248	15,224	2,976
Income taxes payable	5,695	6,701	1,006
Deferred income taxes	118	176	58

Total current liabilities	58,226	45,961	(12,265)

LONG-TERM LIABILITIES:
Long-term indebtedness	88	104	16
Estimated retirement and termination allowances	5,126	2,901	(2,225)
Deferred income taxes	4,538	7,923	3,385
Other liabilities	887	930	43

	10,639	11,858	1,219

MINORITY INTERESTS	1,399	1,635	236

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—
Additional paid-in capital	45,430	45,437	7
Legal reserve and retained earnings	163,171	192,255	29,084
Accumulated other comprehensive loss	(9,249)	5,345	14,594
Treasury stock, at cost	(3,517)	(258)	3,259

	219,640	266,584	46,944

	289,904	326,038	36,134

Note: Accumulated other comprehensive income (loss) as of March 31, 2005 and 2006 was as follows:

	Yen (millions)
	As of	As of
	March 31, 2005	March 31, 2006
Foreign currency translation adjustments	(14,486)	(6,043)
Net unrealized holding gains on available-for-sale securities	6,680	11,665
Minimum pension liability adjustment	(1,443)	(277)

Total accumulated other comprehensive income (loss)	(9,249)	5,345

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2005		March 31, 2006		(Decrease)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	194,737	100.0	229,075	100.0	34,338	17.6
Cost of sales	113,323	58.2	132,897	58.0	19,574	17.3

GROSS PROFIT	81,414	41.8	96,178	42.0	14,764	18.1
Selling, general, administrative and other expenses	50,016	25.7	50,400	22.0	384	0.8

OPERATING INCOME	31,398	16.1	45,778	20.0	14,380	45.8

OTHER INCOME (EXPENSES) :
Interest and dividend income	1,157	0.6	1,301	0.6	144	12.4
Interest expense	(588)	(0.3)	(364)	(0.2)	224	(38.1)
Exchange gains (losses) on foreign currency transactions, net	37	0.0	(258)	(0.1)	(295)	—
Realized gains on securities, net	453	0.2	2,918	1.3	2,465	544.2
Other, net	161	0.1	(232)	(0.1)	(393)	—

Total	1,220	0.6	3,365	1.5	2,145	175.8

INCOME BEFORE INCOME TAXES	32,618	16.7	49,143	21.5	16,525	50.7

PROVISION FOR INCOME TAXES:
Current	10,071	5.2	9,365	4.1	(706)	(7.0)
Deferred	411	0.1	(633)	(0.3)	(1,044)	—

Total	10,482	5.3	8,732	3.8	(1,750)	(16.7)

NET INCOME	22,136	11.4	40,411	17.6	18,275	82.6

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2005	March 31, 2006
COMMON STOCK:
Beginning balance	23,803	23,805
Conversion of convertible bonds	2	—

Ending balance	23,805	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,421	45,430
Conversion of convertible bonds	2	—
Gain on sales of treasury stock	7	7

Ending balance	45,430	45,437

LEGAL RESERVE AND RETAINED EARNINGS:
Beginning balance	144,488	163,171
Cash dividends	(3,453)	(7,907)
Retirement of treasury stock	—	(3,420)
Net income	22,136	40,411

Ending balance	163,171	192,255

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(17,048)	(9,249)
Other comprehensive income for the year	7,799	14,594

Ending balance	(9,249)	5,345

TREASURY STOCK, at cost:
Beginning balance	(3,316)	(3,517)
Purchases	(208)	(164)
Retirements and sales	7	3,423

Ending balance	(3,517)	(258)

TOTAL SHAREHOLDERS’ EQUITY	219,640	266,584

DISCLOSURE OF COMPREHENSIVE INCOME:
Net income for the year	22,136	40,411
Other comprehensive income for the year, net of tax	7,799	14,594

Total comprehensive income for the year	29,935	55,005

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2005	March 31, 2006
Net cash provided by operating activities	16,842	25,067
Net cash provided by investing activities	154	7,655
Net cash used in financing activities	(16,177)	(19,548)
Effect of exchange rate changes on cash and cash equivalents	(11)	496

Net change in cash and cash equivalents	808	13,670
Cash and cash equivalents, beginning of year	24,576	25,384

Cash and cash equivalents, end of year	25,384	39,054

SIGNIFICANT ACCOUNTING POLICIES
1.	Scope of consolidation and equity method

Consolidated subsidiaries: 45 consolidated subsidiaries

Major subsidiaries are as follows:
Makita U.S.A. Inc., Makita Corporation of America, Makita (U.K.) Ltd.,

Makita Manufacturing Europe Ltd. (U.K.), Makita Werkzeug GmbH (Germany),

Dolmar GmbH (Germany), Makita S.p.A. (Italy), Makita Oy (Finland), Makita (China) Co., Ltd.,

Makita (Kunshan) Co., Ltd. (China), etc.
2.	Change in scope of consolidation and equity method

Consolidation: (Newly included) 2:	Makita EU S.R.L. (in Romania) Makita Ukraine LLC (in Ukraine)

Consolidation: (Excluded) 1:	Joyama Kaihatsu Ltd. (in Japan)
3.	Consolidated Accounting Policies (Summary)

Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
(1)	Marketable and Investment Securities

The Company conforms with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”.

(2)	Inventories

Inventories are stated at the lower of cost or market price, with cost determined based on the average cost method. Inventory costs include raw materials, labor and manufacturing overheads.

(3)	Property, Plant and Equipment and Depreciation

Depreciation of property, plant and equipment is computed mainly by using the declining-balance method over the estimated useful lives.

(4)	Income Taxes

Provision is made currently for income taxes applicable to all items of revenue and expense included in the consolidated financial statements regardless of when such items are taxable or deductible. The Company conforms with SFAS No.109, “Accounting for Income Taxes”.

(5)	Pension Plans

The Company conforms with SFAS No.87, “Employer’s Accounting for Pensions”, in accounting for retirement and termination benefit plans.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(6)	Earnings Per Share

The Company conforms with SFAS No.128, “Earnings per Share”. SFAS No.128 requires dual presentation of basic and diluted net income per share.

(7)	Impairment of Long-Lived Assets

The Company conforms with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

(8)	Derivative Financial Instruments

The Company conforms with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.”

(9)	Revenue Recognition

In accordance with Staff Accounting Bulletin No. 104, the Company and its consolidated subsidiaries recognize revenue when persuasive evidence of an arrangement exists, product ships or ownership rights and risk of loss transfer to customers, the sales price is fixed or determinable and collectibility is reasonably assured.

(10)	Accounting for Business Combinations

We have employed SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” In accordance with said statements, we account for business combinations using the purchase method and, with regard to goodwill acquired through business combinations, as well as other intangible assets where useful lives cannot be determined, we make a determination as to whether or not there has been any impairment, either on an annual basis, or more frequently: if there is an indication of the possibility of impairment.

(11)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OPERATING SEGMENT INFORMATION

For the year ended March 31, 2005
	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	50,955	38,607	75,864	7,378	21,933	194,737	—	194,737
(2) Intersegment	47,786	3,583	5,802	34,937	168	92,276	(92,276)	—

Total	98,741	42,190	81,666	42,315	22,101	287,013	(92,276)	194,737

Operating expenses	82,826	40,580	71,541	37,389	21,146	253,482	(90,143)	163,339
Operating income	15,915	1,610	10,125	4,926	955	33,531	(2,133)	31,398

For the year ended March 31, 2006
	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	53,788	47,979	91,249	8,645	27,414	229,075	—	229,075
(2) Intersegment	57,826	4,321	6,306	43,979	181	112,613	(112,613)	—

Total	111,614	52,300	97,555	52,624	27,595	341,688	(112,613)	229,075

Operating expenses	87,468	50,437	85,505	46,162	25,048	294,620	(111,323)	183,297
Operating income	24,146	1,863	12,050	6,462	2,547	47,068	(1,290)	45,778

Note: Segment information is determined by the location of the Company and its relevant subsidiaries.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

MARKETABLE SECURITIES AND INVESTMENT SECURITIES

1. Available-for-sale securities
As of March 31, 2005
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Equity securities	1,403	1,129	—	2,532	2,532
Debt securities	5,680	152	1	5,831	5,831
Funds in trusts and investments in trusts	48,391	1,098	14	49,475	49,475

	55,474	2,379	15	57,838	57,838

Investment securities:
Equity securities	8,427	9,481	7	17,901	17,901
Debt securities	1,594	20	—	1,614	1,614
Investments in trusts	645	94	—	739	739

	10,666	9,595	7	20,254	20,254

As of March 31, 2006
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Equity securities	1,496	2,093	—	3,589	3,589
Debt securities	4,377	77	78	4,376	4,376
Funds in trusts and investments in trusts	36,874	1,691	57	38,508	38,508

	42,747	3,861	135	46,473	46,473

Investment securities:
Equity securities	10,906	16,466	—	27,372	27,372
Debt securities	42	—	—	42	42
Investments in trusts	666	109	—	775	775

	11,614	16,575	—	28,189	28,189

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Held-to-maturity securities
As of March 31, 2005
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Debt securities	100	—	—	100	100

Investment securities:
Debt securities	1,852	4	5	1,851	1,852

As of March 31, 2006
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Debt securities	1,300	—	—	1,300	1,300

Investment securities:
Debt securities	2,250	—	125	2,125	2,250

DERIVATIVES TRANSACTIONS
The publication is omitted on account of the disclosure by EDINET.
NET SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the year ended		For the year ended
	March 31, 2005		March 31, 2006
	(Amount)	(%)	(Amount)	(%)

Finished goods	163,579	84.0	194,810	85.0
Parts, repairs and accessories	31,158	16.0	34,265	15.0

Total net sales	194,737	100.0	229,075	100.0

OVERSEAS SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the year ended		For the year ended
	March 31, 2005		March 31, 2006
	(Amount)	(%)	(Amount)	(%)

Finished goods	133,380	85.9	162,877	86.9
Parts, repairs and accessories	21,978	14.1	24,598	13.1

Total overseas sales	155,358	100.0	187,475	100.0

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

EARNINGS PER SHARE

	Yen
	As of	As of
	March 31, 2005	March 31, 2006
Shareholders’ equity per share	1,527.64	1,854.99

	Yen
	For the year ended	For the year ended
	March 31, 2005	March 31, 2006
Net income per share:
Basic	153.89	281.15
Diluted	148.76	281.15

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:
	Yen (million)
	For the year ended	For the year ended
	March 31, 2005	March 31, 2006
Net income available to common shareholders	22,136	40,411
Effect of dilutive securities:
1.5% unsecured convertible bonds, due 2005	117	—

Diluted net income	22,253	40,411

Weighted average common shares outstanding	143,844,383	143,736,927
Dilutive effect of:
1.5% unsecured convertible bonds, due 2005	5,748,927	—

Diluted common shares outstanding	149,593,310	143,736,927

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATION)

1. Consolidated results and forecast
	Yen (millions)
	For the year ended			For the year ended		For the year ended
	March 31, 2004			March 31, 2005		March 31, 2006
	(Results)			(Results)		(Results)
	(Amount)		(%)	(Amount)	(%)	(Amount)			(%)
Net sales	184,117		4.8	194,737	5.8		229,075		17.6
Domestic	39,142		0.9	39,379	0.6		41,600		5.6
Overseas	144,975		6.0	155,358	7.2		187,475		20.7
Operating income	14,696		17.9	31,398	113.6		45,778		45.8
Income before income taxes	16,170		74.0	32,618	101.7		49,143		50.7
Net income	7,691		14.4	22,136	187.8	(Note 2)	40,411		82.6
Net income per share (Yen)		53.16		153.89		(Note 2)		281.15
Cash dividend per share (Yen)		22.00		47.00		(Note 2)		57.00
Dividend payout ratio (%)		41.4		30.5		(Note 2)		20.3
Employees		8,433		8,560				8,629

	Yen (millions)
	For the		For the
	six months ending		year ending
	September 30, 2006		March 31, 2007
	(Forecast)		(Forecast)
	(Amount)	(%)	(Amount)	(%)
Net sales	118,000	10.6	240,000	4.8
Domestic	23,000	14.8	46,500	11.8
Overseas	95,000	9.7	193,500	3.2
Operating income	19,000	(26.6)	38,300	(16.3)
Income before income taxes	19,500	(26.4)	39,300	(20.0)
Net income	13,400	(48.1)	27,000	(33.2)
Net income per share (Yen)	93.24		187.88
Cash dividend per share (Yen)	19.00		—

Notes:	1.	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the previous year.
	2.	Special factors that influenced the calculation of the current period’s dividend were 13.4 billion yen, as announced on January 28, 2006. Excluding these special factors, Net income, Net income per share and Dividend payout ratio for the year ended March 31, 2006 are as follows:

Net income:	27.0 billion yen
Net income per share:	187.73 yen
Dividend payout ratio:	30.4%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Consolidated net sales by geographic area
	Yen (millions)
	For the year ended		For the year ended		For the year ended
	March 31, 2004		March 31, 2005		March 31, 2006
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	39,142	0.9	39,379	0.6	41,600	5.6
North America	41,853	(8.2)	38,490	(8.0)	47,673	23.9
Europe	66,369	15.1	75,263	13.4	90,504	20.3
Asia	14,245	3.4	16,341	14.7	16,993	4.0
Other regions	22,508	13.5	25,264	12.2	32,305	27.9

Total	184,117	4.8	194,737	5.8	229,075	17.6

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the years presented.

3. Exchange rates
	Yen
	For the year ended	For the year ended	For the year ended	For the year ending
	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007
	(Results)	(Results)	(Results)	(Forecast)
Yen/U.S. Dollar	113.19	107.55	113.32	113
Yen/Euro	132.65	135.17	137.83	140

4. Sales growth in local currency basis (major countries)
For the year ended
March 31, 2006
(Results)
U.S.A.	19.1%
Germany	16.1%
U.K.	8.4%
France	21.6%
China	7.7%
Australia	(0.8%)

5. Production ratio (unit basis)
	For the year ended	For the year ended	For the year ended
	March 31, 2004	March 31, 2005	March 31, 2006
	(Results)	(Results)	(Results)
Domestic	32.3%	28.4%	29.4%
Overseas	67.7%	71.6%	70.6%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost
	Yen (millions)
	For the year ended	For the year ended	For the year ended	For the year ending
	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	4,494	6,655	11,383	15,500
Depreciation and amortization	7,963	5,381	5,922	6,200
R&D cost	4,377	4,446	4,826	5,000

7. Consolidated cash flow
	Yen (millions)
	For the year ended	For the year ended	For the year ended
	March 31, 2004	March 31, 2005	March 31, 2006
	(Results)	(Results)	(Results)
Net cash provided by operating activities	28,941	16,842	25,067
Net cash provided by (used in) investing activities	(17,262)	154	7,655
Net cash used in financing activities	(6,596)	(16,177)	(19,548)

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language